November 1, 2024

Phyllis Newhouse
Chief Executive Officer
ShoulderUp Technology Acquisition Corp.
125 Townpark Drive
Suite 300
Kennesaw, GA 30144

       Re: ShoulderUp Technology Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 24, 2024
           File No. 001-41076
Dear Phyllis Newhouse:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
General

1.     We note that your shares were delisted from the NYSE on December 29,
2023, and
       that you became quoted on the OTC Market Group pink sheets on March 6, 2024. We also note your disclosure references that you are listed on the NYSE. Please revise throughout to clarify that you are quoted on the pink sheets of OTC Market Group
       Inc. Further, please add disclosure, including risk factor disclosure, to address the consequences of being delisted, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner because you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer
       being considered    covered securities.
 November 1, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Gerry Williams, Esq.